File No. __________________




                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                                AES GARDABANI LLC
                        (Name of foreign utility company)

                               THE AES CORPORATION
                               1001 N. 19th Street
                                   Suite 2000
                            Arlington, Virginia 22209
     (Name of filing company, if filed on behalf of foreign utility company)


           The Commission is requested to mail copies of all correspondence relating to this Notification to:

         William R. Luraschi, Esq.
         The AES Corporation
         1001 N. 19th Street
         Suite 2000
         Arlington, Virginia  22209

ITEM 1

           Foreign utility company status is claimed by AES Gardabani LLC ("Gardabani"), located in the Republic of Georgia. The business address of Gardabani is: c/o AES Telasi, 3 Vani Street, 60 Tsiritely Av., Tbilisi 380054 Georgia.

           Gardabani owns and operates the 600 MW Gardabani thermal power plant consisting of two 300 MW supercritical gas and oil-fired units. One-third of the Gardabani output will be sold to AES Telasi, a distribution company owned by AES which serves 370,000 customers in Tbilisi, capital of Georgia. The remaining electrical output of the Gardabani plant will be sold to the Georgian Wholesale Electricity Market (WEM) under a 20 year power purchase contract.


           AES Gardabani LLC is an indirect, wholly-owned subsidiary of The AES Corporation, a Delaware corporation.


ITEM 2

           CILCO is a domestic associate of Gardabani through The AES Corporation's acquisition of CILCO, which was consummated October 18, 1999. The Commission issued an order on August 20, 1999, granting The AES Corporation a
Section 3(a)(5) exemption from PUHCA if and when it indirectly acquired CILCO, a domestic public utility company.

           The state commission certification from the Illinois Commerce Commission required under Section 33(a)(2) of the Act in connection with this transaction is attached.

                                    Signature

           The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


By: /s/ William R. Luraschi
   --------------------------
   William R. Luraschi
   General Counsel
   The AES Corporation
   1001 N. 19th Street
   Suite 2000
   Arlington, Virginia  22209
   (703) 522-1315



Dated:  December 30, 1999

                                State of Illinois
                          Illinois Commerce Commission

                       [Letterhead of Richard L. Mathias]


                                            March 10, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Ladies and Gentlemen:

         We are writing to you with respect to Central Illinois Light Company ("CILCO") and its parent, CILCORP Inc., and the pending merger transaction involving CILCORP Inc. and The AES Corporation.

         We have been advised that The AES Corporation, through its subsidiaries (other than CILCORP Inc. or subsidiaries of CILCORP Inc.), affiliates, or through other entities, currently holds, and intends to continue to hold and acquire, ownership interest in electric and natural gas facilities in one or more foreign countries. We submit this letter pursuant to the requirements of
Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act").

         A 1997 Illinois law implemented changes to historical utility regulation. The law required all regulated electric utilities to reduce their rates to residential consumers in 1998 and, subject to certain specified exceptions, froze such electric rates until 2005. While neither the utilities nor the Illinois Commerce Commission ("Commission") can change bundled electric rates until 2005, the Commission retains jurisdiction to set rates for unbundled delivery service. In addition, electric utilities are subject to other statutory provisions that require a sharing of revenue with consumers if the utility earns more than certain specified thresholds. However, the restructuring legislation gave electric utilities great flexibility in writing down assets and accelerating depreciation, so utilities may be able to avoid triggering the over-earning threshold. Also the legislation removed Commission authority over the sale, lease or other transfer of assets to affiliated or unaffiliated entities until January 1, 2005. Also, the Commission has jurisdiction over electric and gas delivery system reliability. However, the Commission cannot order a utility to construct additional generation. Finally, while the Commission's authority to approve or disapprove some merger and reorganization transactions has been suspended until 2005, regulated utilities are required to provide the Commission with a 30-day advanced notice of any proposed transaction, with supporting documentation, and to file certain reports thereafter.

         The Illinois Commerce Commission hereby certifies to you that we have the authority and resources to protect Illinois consumers in accordance with the Illinois statutes discussed in the previous paragraph. We intend to exercise such authority.

                                            Sincerely,
                                            Illinois Commerce Commission

                                            /s/Richard L. Mathias
                                            Richard L. Mathias
                                            Chairman

cc:      Mr. Edward J. Griffin, DeFrees & Fiske
         Mr. Robert W. Wason, Security and Exchange Commission